Global Legal,

Compliance, Regulatory

Affairs and Government Affairs

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New York, NY 10005

www.aig.com

James J. Killerlane III

Associate General

Counsel and Assistant Secretary

T 212 770 8111

F 866 215 0326

james.killerlane@aig.com

July 9, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jim Rosenberg

Mr. Frank Wyman

Office of Healthcare & Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 16, 2018

File No. 001-08787

Dear Messrs. Rosenberg and Wyman,

Thank you for your letter dated June 15, 2018 that provides additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”). We have considered the Staff’s comments carefully. This letter sets forth our response to the Staff’s comments contained in your letter.

We have repeated your comments below to facilitate your review.

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Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements

13. Insurance Liabilities

Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves)

Loss Development Information

Supplemental Information, page 237

1.	Please refer to your response to our prior comment 2. We continue to believe that ASC 944-40-50-4B requires disclosure in a tabular format, as of the date of your latest annual balance sheet presented, undiscounted information about claims development by accident year on a net basis after risk mitigation through reinsurance. That is, the effects of risk mitigation are depicted by accident year for each calendar year of the table, not simply the most recent calendar year. While we appreciate that there are unique aspects to your Adverse Development Reinsurance Agreement and understand that your depiction of claims development on a gross basis provides useful information, we note that your current disclosure does not appear to comply with this requirement. Please propose incremental tabular disclosure that depicts as of your latest annual balance sheet date undiscounted information about your reinsurance recoverable by accident year for the number of years depicted in your existing tables. Also propose disclosure to describe the method used to allocate your reinsurance recoverable under the Adverse Development Reinsurance Agreement to the six lines of business to which it relates and to explain the factors that may cause these allocations to change, as disclosure within the “Reinsurance” factor on page 237 is vague.

AIG Response

We have divided our response to the Staff requests into two separate sections below. The first section will provide insight and rationale for our proposed additional tabular disclosure that will represent undiscounted information about our reinsurance recoverable by accident year as of December 31, 2017. The second section will provide our proposed disclosure within the “Reinsurance” factor on page 237 to describe the method used to allocate our reinsurance recoverable under the ADC to the six lines of business to which it relates.

Propose incremental tabular disclosure that depicts as of your latest annual balance sheet date undiscounted information about your reinsurance recoverable by accident year for the number of years depicted in your existing tables.

AIG Response

For the Staff’s convenience, as part of our first section we also provide a comprehensive summary (i.e. review) of the Adverse Development Cover Reinsurance Agreement with National Indemnity Company (“NICO”), a subsidiary of Berkshire Hathaway Inc. (the “ADC”), including the purpose, pricing and U.S. GAAP treatment of the ADC. In addition, we include the rationale for our existing tables which provides context for our new proposed table. We then discuss the new proposed table and provide our rationale for including the ADC impact beginning in 2016 forward. We have previously discussed all of these areas in our recent telephone conferences with the Staff.

1.	Adverse Development Cover – Key Terms, Purpose, Pricing and Accounting for the ADC

a.	Key Contract Terms

As disclosed in our 2017 10-K (pages 221 and 222), we entered into the ADC on February 3, 2017 (the “ADC Execution Date”). It covered substantially all of our U.S. long-tailed commercial liabilities including U.S. Workers' Compensation, U.S. Excess Casualty, U.S. Other Casualty, U.S. Financial Lines, U.S. Property and Special Risks and U.S. Personal Insurance (collectively, the “Covered Lines”). The ADC provides reinsurance protection from NICO of 80 percent of the future aggregate cumulative claims payments for the Covered Lines in excess of $25 billion (the “ADC Attachment Point”) for claims paid after December 31, 2015 for losses incurred prior to January 1, 2016 (the “ADC Inception Date”) with NICO’s limit of liability under the contract of $20 billion (calculated as 80 percent of the difference between the $50 billion contract limit and the $25 billion contract attachment point). We are responsible for the first $25 billion of claims paid for the Covered Lines. At December 31, 2017, based on our estimates of the future aggregate cumulative claims payments on the Covered Lines, recoveries from NICO were expected to be $13.2 billion on an undiscounted basis and the remaining limit on the contract was $6.8 billion.

b.	Purpose of the ADC

We entered into the ADC because it provided us with risk mitigation through reinsurance by limiting our exposure to potential future unexpected adverse development on the Covered Lines. The Covered Lines represents the portfolio of our long-term commercial lines businesses and is presented in various tables in our short-duration disclosures in our public filings. Given their nature, they tend to be among our more complex property and casualty liabilities. For a particular accident year, losses can emerge over several years, and in some cases, there is no time limit for an insured to make a claim.

c.	ADC Pricing

We paid total consideration of $10.2 billion, which was based on the unpaid loss reserves of the Covered Lines as of the ADC Inception Date and the future actuarially estimated related cash flows of the Covered Lines. This price was negotiated with NICO in contemplation of both our and NICO’s estimates regarding the magnitude and timing of future claims payments on the Covered Lines as of the ADC Execution Date (i.e., all prior changes in estimate recorded by us were factored into the contract negotiation). The price incorporated both financing and reserve risk as follows:

•	Financing – As of December 31, 2017, we expect to receive $13.2 billion (effectively the intrinsic value of the fact that the ADC is “in the money” at inception) from NICO through reinsurance recoveries between 2020 and 2064 based on our projections. We also considered NICO’s credit quality and our expectation of the ultimate timing and magnitude of future reinsurance recoveries from NICO.

•	Reserve risk – Consideration of the risk of volatility in the Covered Lines transferred to NICO.

d.	U.S. GAAP Accounting Treatment

Under U.S. GAAP accounting guidance (ASC 944-605-25 and ASC 944-605-35), the ADC is accounted for as retroactive reinsurance because it covers past insurable events (meaning that NICO will reimburse us for claims that will emerge or be paid IN THE FUTURE, after the ADC Inception Date, related to insurance events occurring in the PAST and PRIOR to the ADC Inception Date).

In line with U.S. GAAP for ceding companies, retroactive reinsurance is considered a financing of an existing obligation, with no immediate gain recognition. In accordance with ASC 944-605-35-9, since the reinsured liabilities (based on actuarial projections of cumulative future claims settlement costs) were in excess of the amount paid to NICO, we recorded a deferred gain on the ADC, which will be amortized over the estimated remaining settlement period (i.e., in excess of 40 years) utilizing the effective interest rate inherent in the $10.2 billion consideration paid and our estimate of the amounts and timing of the future reinsurance recoveries, which totaled $13.2 billion as of December 31, 2017. ASC 944-605-35-11 requires that any subsequent changes in the estimated amount of the reserves (i.e. future adverse or favorable development) on the Covered Lines to be recognized immediately in the income statement in the period of the change. However, under ASC 944-605-35-12 through 35-13, the amortization of the deferred gain would be recalculated and future amortization would be adjusted accordingly to recognize the recalculated deferred gain in line with the adjusted effective yield inherent in our revised estimate of the amounts and timing of future reinsurance recoveries.

The consequence of this accounting model is that while adverse development will be reported as incurred losses in the period identified, the benefit from the increase in the receivable from NICO will be amortized over the reinsurance recovery period.  Alternatively, any favorable development on the underlying insurance policies of the Covered Lines will reduce the deferred gain reported on the balance sheet until we are in a cumulative loss position under the ADC, at which point we will recognize an offsetting loss immediately in the income statement because the benefits of the favorable development in this scenario would fully benefit NICO. U.S. GAAP for retroactive reinsurance for ceding companies that are in a deferred gain position, which reflects our current circumstances under the ADC, results in a mismatch in timing of the charge to our income statement and the related reinsurance for such future development. For example, if there was $300 million in future adverse development on the Covered Lines, we would record a charge of $300 million through the income statement (increase incurred losses) and increase the unpaid loss reserve liability on the balance sheet. In addition, the reinsurance related to the hypothetical development would be recorded as an increase to reinsurance recoverable of $240 million, calculated as 80 percent of $300 million, and an increase to the deferred gain liability of $240 million. The amortization of the deferred gain would be recalculated and future amortization would be adjusted accordingly to recognize the recalculated deferred gain over the expected payout period based on management’s revised estimate of the amounts and timing of the reinsurance recoveries.

2.	Discussion of Approach and Rationale for Our Current Disclosure of Loss and Loss Adjustment Tables, Net of Reinsurance

As discussed in our telephone conferences with you and as described in our response to you dated April 10, 2018, the Financial Accounting Standards Board Accounting Standards Update 2015-09, Disclosures about Short Duration Contracts (the “ASU”), effective December 31, 2016, indicates the loss development tables should be net of reinsurance ceded. ASC 944-40-50-4B requires tabular disclosure of claims development by accident year including separate information about (1) incurred claims and allocated claims adjustment expense and (2) paid claims and allocated claim adjustment expense, both on a net basis after risk mitigation through reinsurance.

We continue to believe that our current disclosures in our 2017 Form 10-K comply with the ASU by reporting the incurred claims tables net of reinsurance by table (grouping of lines of business) and by accident year. We also believe that our current disclosures in our 2017 Form 10-K are the most meaningful presentation of our calendar and accident year loss trends. In particular, our disclosures are net of all other reinsurance contracts (i.e., quota share, excess of loss, facultative, etc.) from their respective contract inception dates and, due to the significance of the impacts of the ADC, we provide data on both a gross and net basis of the ADC. Our current disclosure complies with the ASU for the following reasons:

a.	Most critically, it preserves the historical calendar and accident year loss trends for the Covered Lines. Reserve development and reserve adequacy on the Covered Lines have been a key focus area from our investors and analysts in recent years. Given the historical trends of significant prior years adverse development in the Covered Lines, it is crucial that we maintain such transparency for the users of our financial statements. As described above, we continue to have 20 percent risk on future reserve development up to the remaining limit of the ADC, after which we will retain 100 percent risk on future reserve development. Therefore, we must maintain transparency regarding loss trends for the Covered Lines.

b.	The ASU did not specifically address how the impact of retroactive reinsurance agreements should be reflected and allows judgment as to what is most useful to users of our financial statements. As a result, reporting entities have latitude to select a reasonable approach. The Basis for Conclusions of the ASU, describes that insurers should consider the information that is most useful to the users of the financial statements as follows: BC32. “[T]he Board decided that the [loss development triangles and other items] should be communicated in a manner that allows users to understand the amount, timing, and uncertainty of cash flows arising from its contracts in light of relevant circumstances (such as, but not limited to, business combinations and the effect of foreign currency exchange rate changes).”

c.	The tabular disclosure requirement in ASC 944-40-50-4B was developed in a manner consistent with U.S. statutory guidance for completing Schedule P in the U.S. statutory annual statement. Statement of Statutory Accounting Principles No. 62R, paragraph 29 directs companies to exclude retroactive reinsurance from all schedules and exhibits, which allows for the evaluation of historical incurred loss trends without the distorting effects of retroactive reinsurance.

d.	As an example to illustrate why our current disclosures are meaningful, if we were only to show the tables net of the ADC, our U.S. Excess Casualty disclosure would have been the following:

We believe this presentation would be misleading:

•	Pushing the ADC back to 2016 distorts prior years' trend and makes it appear as if there was $1,387 million total net favorable development in calendar year 2016 for accident years 2008 through 2015 ($10,763 million as of calendar year 2015 reduced to $10,166 million as of calendar year 2016, a net reduction of $597 million comprised of $790 million related to the 2016 accident year and $1,387 million favorable prior accident year development).

•	It will appear as if more recent accident years are performing better than older accident years.

•	The prior year development column would not be consistent with the amounts reflected in our current period income statement. Specifically, we recorded $254 million of adverse prior year development on U.S. Excess Casualty, as indicated in our current disclosures, not $243 million as indicated in the revised presentation outlined in the table above.

•	Users of the financial statements would not be able to understand loss development trends in the Covered Lines without supplemental disclosure.

e.	Our incurred estimates are affected over the years by numerous factors such as:

•	Legislative and judicial changes

•	Claims settlement strategies

•	Reinsurance program changes

•	Underwriting practices and

•	Sales strategies

None of these items change the contractual provisions of the inforce policies being depicted in the incurred loss table. We believe that as these changes do not change the underlying contracts in the table, historical development of these contracts should not be changed as a result of changes in these factors. In fact, the table demonstrates the effect of year to year changes of contracts.

f.	The determination of the expected future cash flows used actuarial estimates of various scenarios (and the corresponding probabilities for each scenario) of ultimate losses and timing of future payments for each Covered Line and also in the aggregate for all Covered Lines. Consistent with our actuarial methodology for estimating unpaid loss reserves, we develop estimates to project the claims payout schedule over future calendar years for each of the Covered Lines by accident year in a forecasted chronological order. In this manner, we attributed the terms of the ADC to our estimates of future claims payments occurring after the ADC Attachment Point by covered line and accident year. Through this process, we derived our estimate of the amounts and timing of the future reinsurance recoveries under the ADC.

g.	Based on our projections of the timing and magnitude of future claims payments, we estimate that NICO will begin making cash payments to us in 2020. Due to the long-tailed nature of the covered losses, we expect that future claims payments, and subsequent reinsurance recoveries from NICO, will occur through 2064, totaling $13.2 billion. These projections may change over time as our estimate of future cash flows is updated and our actuarial judgments are refined.

3.	Disclosure and Rationale for Additional Proposed Table to Show the Impact of the ADC on the Covered Lines

In light of recent discussions noted above, in future filings, beginning with our 2018 Form 10-K, we will provide supplementary disclosure in the form of an additional table for each of the loss development tables providing the tables net of the reinsurance recoverable of the ADC, beginning with calendar year 2016. We will provide this table under our existing disclosures as illustrated using U.S. Excess Casualty as an example.

U.S. Excess Casualty (existing Table in our 2017 Form 10-K)

Additional U.S. Excess Casualty Table, Net of ADC Impact

We believe that this additional table, which reflects the impact of the ADC beginning with the 2016 calendar year forward, is useful to readers of our financial statements. ASC 944-40-50-4B requires an incurred loss table for lines of business with liabilities at the date of the ending balance sheet. The liability is based on contracts in force at the balance sheet date.

This additional separate presentation of the ADC would show readers of our financial statements the development of the losses on a gross basis (from the existing disclosure) and the impact of the ADC on such losses (i.e. the net basis) thereby complying with the requirements of net presentation under the guidance. This presentation provides meaningful and transparent information on the loss developments for each line of business as it allows users to understand the amount, timing and uncertainty of cash flows without distorting historical trends.

We will reflect the impact of the ADC beginning with calendar years 2016 and 2017 (and future years). This presentation is appropriate because it is:

a.	Consistent with the ADC Inception Date as is similar with disclosure treatment of other reinsurance contracts – This treatment is consistent with all other reinsurance contracts which are reflected in the tables consistent with their contract inception date. For example, if hypothetically in 2016, we had a 100 percent Quota Share reinsurance contract, and the gross losses are $100 million, the net losses shown in our incurred table would be zero. If that same contract was changed to a 25 percent quota share in 2017 and we again experienced $100 million of gross losses in 2017, the net losses shown in our 2017 would be $75 million. We would not restate 2016 to be on a consistent basis with 2017. We do not read the guidance to require restatement of the table to make risk mitigating strategies including the purchase of reinsurance hypothetically the same for all years. Further, we have seen no examples of restatements of prior years reflecting the impact of reinsurance programs to years before their contract inception dates.

b.	Consistent with the underlying cash flows and pricing of the ADC

c.	Consistent with U.S. GAAP accounting for retroactive reinsurance for ceding companies with a deferred gain – ASC 944-605-35-11 requires that subsequent changes in the estimated amount of the direct reinsured liabilities (i.e. future adverse or favorable development) are to be recognized immediately in the income statement in the period of the change. However, under ASC 944-605-35-12 through 35-13, the related change in our recoverable from NICO will require a recalculation of the cumulative deferred gain and results in a change of the related future amortization.

4.	Consideration of Attributing the ADC Recoveries to Calendar Years Prior to the ADC Inception Date (i.e., 2008 to 2015)

We also considered whether it would be appropriate to recast the entire historical loss information to present the incurred loss development table on a pro forma basis as if the ADC was in place throughout these years. We concluded it would be inappropriate to do so for the following reasons:

a.	It would be illogical to reflect the impact of the ADC in years 2008 – 2015 as the coverage was not yet in place. For example, no cession would exist for accident year 2008 as of December 31, 2008 since the attachment point would not be projected to be reached without the contributions of accident years 2009 to accident years 2015 and these years would not have occurred at December 31, 2008.

b.	The attribution of the ADC to years prior to the ADC Inception Date would be highly subjective and would obscure past incurred loss development trends. It would misrepresent the claims development trends shown in our existing tables. Specifically, our history of large adverse development in lines of business covered by the ADC would be obscured if the retroactive reinsurance were presented in periods prior to the ADC Inception Date. Removing their effects from our historical loss development would be misleading as past adverse development charges incurred would be removed from the disclosure. Loss reserve development is one of the most closely followed trends by our investors and equity analysts. Further, as described previously, the economics of the ADC are such that the contract is a forward-looking risk mitigation hedge. The consideration paid by us fully contemplated the past adverse development charges incurred prior to the ADC Execution Date, and our financial position remains impacted by these previous adverse development charges. To attribute the benefits of the reinsurance provided by the ADC to these prior adverse development charges would be inconsistent with the economic benefits provided by the ADC and the business purpose for entering into the contract, which was to provide risk mitigation on potential future unexpected adverse development on the Covered Lines.

c.	Creates less transparency. The nature of the ADC is different than a typical quota share contract as it impacts multiple short duration tables and has a high attachment point. Given the aggregate nature of the contract, claims are processed on a “first come first served” basis. Attribution to years prior to the ADC Inception Date involves judgment and would be somewhat subjective. This therefore provides users of our financial statements with less transparency regarding our initial claim estimates and subsequent adjustments to those estimates, and the timing and severity of claims which are key objectives of the ASU.

d.	In addition, while we believe we could ultimately develop an approach to attribute the impact of the ADC to the earliest calendar years in the tables, this estimation process would be purely hypothetical and not based on the terms of the contract or any practical application of accepted actuarial techniques.

Furthermore, in reaching our conclusions on our disclosures, we considered the discussions between the Staff and the American Institute of Certified Public Accountants (AICPA) Insurance Expert Panel, to determine whether there was any direct comparison of the ADC to dispositions or acquisitions. It is clear to us that that the Staff prefers a retrospective method for acquisitions and dispositions. We understand the position and agree it makes sense in the case of acquisitions or dispositions. However, we determined that the ADC is unlike acquisitions or dispositions where the underlying contracts have changed. In addition, an acquisition or disposition would only require a one-time recast of the table. In our case, we would be forced to continually recast the table every time our projections or estimates change. The Covered Lines are volatile and subject to future changes. If we continually recast the tables for the ADC, the usefulness and transparency of our disclosure declines materially. The ADC is not akin to an acquisition. We did not acquire new insurance blocks of business or new insurance risk. Additionally, the ADC is not akin to a disposition whereby the contracts no longer exist; the underlying contracts and related liabilities continue to exist at December 31, 2017, and we remain primarily liable to the underlying policyholders. There was no novation of these obligations.

Propose disclosure to describe the method used to allocate your reinsurance recoverable under the Adverse Development Reinsurance Agreement to the six lines of business to which it relates and to explain the factors that may cause these allocations to change, as disclosure within the “Reinsurance” factor on page 237 is vague.

AIG Response

In response to the Staff’s question, and as described in the Pricing section above, a sum of the actuarial estimate by covered line and accident year was determined to attribute the aggregate (combined) claims payments under the terms of the ADC, which was attributed to each covered line of business and accident year in relation to the payments occurring after the ADC Attachment Point was reached. As the contract does not reimburse losses until the ADC Attachment Point is reached, this attributes much of the benefit of reinsurance to longer tailed lines of business. All else equal, the Covered Lines and accident years with longer projected payout durations from the ADC Inception Date were attributed more of the reinsured recoverable portion of the ADC, and Covered Lines and accident years with shorter projected payout horizons were attributed more of the initial $25 billion claims payments fully retained by us.

The factors that would cause the attribution to lines of business and accident year cash projection estimates to change in the future would be due to changes in estimates of timing of claims payments or changes in estimates of the reserves of the Covered Lines.

In future filings, we will replace our disclosure on page 237, with the following disclosure. For the Staff’s convenience, we have underlined the changes from our existing disclosure.

Reinsurance: Our reinsurance program varies by exposure type and may change from year to year. This may affect the comparability of the data presented in our tables. We have provided the impact of the Adverse Development Reinsurance Agreement (ADC) in an additional table below our Incurred Losses and Allocated Loss Adjustment tables. The impact of the ADC is shown beginning in 2016 given the retroactive date of the contract and coincides with the effective date of the contract. For the lines of business covered by the agreement (U.S. Workers’ Compensation, U.S. Excess Casualty, U.S. Other Casualty, U.S. Financial Lines, U.S. Property and Special Risks and U.S. Personal Insurance), an attribution of the loss recoveries to the line of business by calendar year and accident year is performed based on the underlying distribution of the losses subject to the agreement. Specifically, the future cash claim payment for all subject incurred losses were projected into future years based on actuarial assumptions underlying the related reserves. The reinsurance terms of the ADC were then used to identify the future claims payments for which 80% will be reimbursed by NICO.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III
Associate General Counsel and Assistant Secretary American International Group, Inc.

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